UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2025

Commission File Number: 001-42452

WF International Limited

(Exact name of registrant as specified in its charter)

No. 1110, 11th Floor, Unit 1, Building 7, No. 477, Wanxing Road,

Chengdu, Sichuan, China, 610041

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

On September 19, 2025, WF International Limited, a Cayman Islands exempted company (the “Company”), released its unaudited financial results for the six months ended March 31, 2025.

Attached as Exhibit 99.1 to this report are the unaudited condensed consolidated financial statements of the Company for the six months ended March 31, 2025 and 2024.

Attached as Exhibit 99.2 to this report are the management’s discussion and analysis of financial condition and operating results for the six months ended March 31, 2025 and 2024.

Financial Statements and Exhibits.

The following exhibits are being filed herewith:

Exhibit No.	Description
99.1	Unaudited Condensed Consolidated Financial Statements for the Six Months Ended March 31, 2025 and 2024
99.2	Management’s Discussion and Analysis of Financial Condition and Operating Results for the Six Months Ended March 31, 2025 and 2024
101.INS	Inline XBRL Instance Document.
101.SCH	Inline XBRL Taxonomy Extension Schema Document.
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document.
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document.
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document.
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document.
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WF International Limited

By:	/s/ Ke Chen
Ke Chen Chief Executive Officer

Dated: September 19, 2025